Exhibit 99.3

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, “NORTH LOBBY” Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying statement of unaudited consolidated financial results for the quarter ended June 30, 2022 (the “Statement”) of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”) and its joint ventures attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Holding Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Holding Company’s Board of Directors . Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the following entities:

S. No	Name of the Company

Subsidiaries
1	Aurigene Discovery Technologies Limited
2	Cheminor Investments Limited
3	Dr. Reddy’s Bio-Sciences Limited
4	Dr. Reddy’s Formulations Limited
5	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
6	Dr. Reddy's Laboratories SA
7	Idea2Enterprises (India) Private Limited
8	Imperial Credit Private Limited
9	Industrias Quimicas Falcon de Mexico, S.A.de C.V.
10	Svaas Wellness Limited (Formerly known as Regkinetics Services Limited)
11	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
12	Aurigene Pharmaceutical Services Limited
13	beta Institut gemeinnützige GmbH
14	betapharm Arzneimittel GmbH
15	Chirotech Technology Limited

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

S.R. Batliboi & Associates LLP
Chartered Accountants

16	DRL Impex Limited
17	Dr. Reddy’s Laboratories (Australia) Pty. Limited
18	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited
19	Dr. Reddy’s Laboratories B.V.
20	Dr. Reddy’s Laboratories Canada, Inc.
21	Dr. Reddy's Laboratories Chile SPA.
22	Dr. Reddy’s Laboratories (EU) Limited
23	Dr. Reddy’s Laboratories Inc.
24	Dr. Reddy's Laboratories Japan KK
25	Dr. Reddy’s Laboratories Kazakhstan LLP
26	Dr. Reddy’s Laboratories LLC, Ukraine
27	Dr. Reddy's Laboratories Louisiana LLC
28	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
29	Dr. Reddy’s Laboratories New York, LLC
30	Dr. Reddy's Laboratories Philippines Inc.
31	Dr. Reddy’s Laboratories (Proprietary) Limited
32	Dr. Reddy's Laboratories Romania S.R.L.
33	Dr. Reddy's Laboratories SAS
34	Dr. Reddy's Laboratories Taiwan Limited
35	Dr. Reddy's Laboratories (Thailand) Limited
36	Dr. Reddy’s Laboratories (UK) Limited
37	Dr. Reddy’s New Zealand Limited
38	Dr. Reddy's Research and Development B.V.
39	Dr. Reddy’s Srl
40	Dr. Reddy's Venezuela, C.A.
41	Lacock Holdings Limited
42	Dr. Reddy’s Laboratories LLC, Russia
43	DRS LLC
44	Promius Pharma LLC
45	Reddy Holding GmbH
46	Reddy Netherlands B.V.
47	Reddy Pharma Iberia SAU
48	Reddy Pharma Italia S.R.L
49	Reddy Pharma SAS
50	Nimbus Health GmbH

Joint ventures
1	DRES Energy Private Limited
2	Kunshan Rotam Reddy Pharmaceutical Company Limited

Other consolidating entities
1	Cheminor Employees Welfare Trust
2	Dr. Reddy's Research Foundation

S.R. Batliboi & Associates LLP
Chartered Accountants

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan Partner Membership No.: 213271 UDIN: 22213271ANTTOS1456 Place: Hyderabad Date: July 28, 2022

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2022

All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2022	31.03.2022	30.06.2021	31.03.2022
		(Unaudited)	(Audited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales/income from operations	48,180	50,684	48,262	205,144
	b) License fees and service income	3,974	3,684	932	9,247
	c) Other operating income	175	381	257	1,061

	Total revenue from operations	52,329	54,749	49,451	215,452

2	Other income	8,539	1,219	1,079	4,844

3	Total income (1 + 2)	60,868	55,968	50,530	220,296

4	Expenses
	a) Cost of materials consumed	11,891	13,030	11,139	43,124
	b) Purchase of stock-in-trade	8,755	7,087	9,735	34,837
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,533)	(1,139)	(3,853)	(3,539)
	d) Employee benefits expense	10,457	9,726	9,465	38,858
	e) Depreciation and amortisation expense	3,018	2,930	2,839	11,652
	f) Impairment of non-current assets	-	7,419	1,838	9,304
	g) Finance costs	347	315	193	958
	h) Selling and other expenses	13,347	14,116	13,782	55,191
	Total expenses	46,282	53,484	45,138	190,385

5	Profit before tax and share of equity accounted investees(3 - 4)	14,586	2,484	5,392	29,911

6	Share of profit of equity accounted investees, net of tax	94	105	166	703

7	Profit before tax (5+6)	14,680	2,589	5,558	30,614

8	Tax expense/(benefit):
	a) Current tax	(2,905)	6,064	1,367	11,013
	b) Deferred tax	5,695	(4,445)	387	(2,224)

9	Net profit after taxes and share of profit of associates (7 - 8)	11,890	970	3,804	21,825

10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	(562)	(981)	(1,243)	(3,568)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	12	293	305
	b) (i) Items that will be reclassified subsequently to profit or loss	(3,135)	796	(68)	653
	(ii) Income tax relating to items that will be reclassified to profit or loss	1,568	(327)	173	(288)
	Total other comprehensive (loss)/income	(2,129)	(500)	(845)	(2,898)

11	Total comprehensive income (9 + 10)	9,761	470	2,959	18,927

12	Paid-up equity share capital (face value Rs. 5/- each)	832	832	832	832

13	Other equity				191,292

14	Earnings per equity share (face value Rs. 5/- each)

	Basic	71.64	5.84	22.95	131.57
	Diluted	71.49	5.83	22.89	131.21
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY'S LABORATORIES LIMITED

Segment information	All amounts in Indian Rupees millions

		Quarter ended
Sl. No.	Particulars	30.06.2022	31.03.2022	30.06.2021	31.03.2022
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	8,263	9,316	8,980	37,499
	b) Global Generics	44,371	46,359	41,251	179,647
	c) Others	738	773	542	4,561
	Total	53,372	56,448	50,773	221,707

	Less: Inter-segment revenue	1,043	1,699	1,322	6,255
	Total revenue from operations	52,329	54,749	49,451	215,452

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,115	1,390	1,634	6,834
	b) Global Generics	24,399	26,830	23,718	103,270
	c) Others	497	526	351	3,749
	Total	26,011	28,746	25,703	113,853

	Less: Selling and other un-allocable expenditure/(income), net	11,331	26,157	20,145	83,239
	Total profit before tax	14,680	2,589	5,558	30,614

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	License fee and service income for the quarter ended 30 June 2022 includes: a. Rs. 902 million from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited;

b. Rs. 1,399 million from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited.

These transactions pertain to Company’s Global Generics segment.

3	On 23 June 2022, the Company entered into a Settlement Agreement with Indivior Inc., Indivior UK Limited and Aquestive Therapeutics, Inc. Pursuant to the agreement, the Company will receive payments totaling U.S.$ 72 million by 31 March 2024. The said agreement resolves all claims between the parties relating to the Company’s generic buprenorphine and naloxone sublingual film including Indivior’s and Aquestive’s patent infringement allegations and the Company’s antitrust counterclaims. On 28 June 2022 the U.S. Court dismissed all claims and counterclaims pending in the case with prejudice, pursuant to a joint stipulation of dismissal filed by the parties. The Company recognised the present value of the amount receivable at Rs.5,638 million (U.S.$ 71.39 million discounted to present value) on the date of the settlement as ‘Other income’ in the consolidated financial results of the Company. The aforesaid transaction pertain to Company’s Global Generics segment.

4	On 5 April 2022 the Company received approval from the Honorable National Company Law Tribunal, Hyderabad Bench (“NCLT”) for the merger of Dr. Reddy’s Holding Limited into Dr. Reddy’s Laboratories Limited. Subsequently, the Company has filed the NCLT order, with the Ministry of Company Affairs on 8 April 2022 (‘Effective Date’). Consequently, Dr. Reddy’s Holding Limited has been merged with the Company.

5	As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IND AS 108, “Operating Segments”, the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective 1 April 2022, the Company included the financial information relating to Proprietary Products Segment in “Others”. The corresponding information relating to Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

6	During the quarter ended 30 June 2022, pursuant to a change in the U.S. Income tax regulations relating to the timing of recognition of certain sales based accruals, the Company recognised a reduction in current tax liability of Rs. 4,768 million with a corresponding increase in the deferred tax liability.

7	License fee and service income for the year ended 31 March 2022 includes:

a) Rs. 1,774 million towards the sale of territorial rights relating to two of the Company’s anti-bacterial brands (Ciprolet® and Levolet®) in Russia and CIS region to Alium JSC;

b) Rs. 390 million towards the sale of two of the Company’s Brands (Daffy bar and Combihale) in India to Mankind Pharma Limited;

c) Rs. 1,084 million towards sale of its U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc.

The aforesaid transactions pertain to Company’s Global Generics and Others segment.

DR. REDDY'S LABORATORIES LIMITED

8	During the quarter and year ended 31 March 2022, there were significant changes to the market conditions for certain of the products forming part of Company’s Global Generics and Others segment. The changes include, decrease in the market potential of products, and increased competition leading to lower volumes and revenues not being in line with projections. Due to these adverse market developments, the Company recorded an impairment loss of Rs. 9,304 million on various non-current assets. The said impairment loss includes:

a) Rs. 4,337 million relating to PPC-06 (Tepilamide Fumarate Extended Release Tablets) intangible assets under development;

b) Rs. 2,955 million pertaining to Shreveport Cash Generating Unit (“CGU”) comprising of Property, plant and equipment and Goodwill;

c) Rs. 174 million relating to other intangible assets.

9	On 3 February 2022, the Company entered into an agreement with Nimbus Health GmbH to acquire 100% of its share capital along with the existing employees for an upfront payment of Rs. 421 million (EUR 5 million) plus performance and milestone-based earn-outs over the next four years. The Company completed the acquisition effective as of 24 February 2022. During the quarter ended 30 June 2022, the Company completed the purchase price allocation and recognised Rs. 161 million and Rs. 260 million towards the fair value of assets acquired and goodwill, respectively. The acquisition pertains to the Company’s Global Generic segment.

10	Included in “Selling and other expenses” for the quarter ended 31 March 2022, is Rs. 983 million towards settlement of an ongoing Civil Investigative Demand (“CID”) matter with the State of Texas.

11	Included in “Other income” for the year ended 31 March 2022, is Rs.1,064 million representing the profit on sale of intangible asset, E7777 (anti-cancer agent) to Citius Pharmaceuticals, Inc. This transaction pertains to the Company’s Others segment.

12	On 14 June 2021, the Company received the arbitration decision and award in favour of Hatchtech Pty Limited regarding the Civil Litigation and Arbitration relating to the acquisition of the product Xeglyze®. The award required the Company to pay an amount of Rs. 3,401 million (U.S.$ 46.25 million) towards milestone payments, interest, and fees. As the Company was carrying only Rs. 1,471 million (U.S.$ 20 million) as the provision towards this litigation, an additional expense of Rs. 1,930 million (U.S.$ 26.25 million) [Rs. 1,838 million (U.S.$ 25 million) as “Impairment of non-current assets” and Rs. 92 million (U.S.$ 1.25 million) as “selling and other expenses”] was recognised during the quarter ended 30 June 2021. The said expense forms part of the Company’s Others segment.

13	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the current and previous year. The Company also made a presentation to SEC and DOJ in relation to its Global Compliance Framework including the ongoing enhancement initiatives during the three months ended June 30, 2022. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, including civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

14	India’s Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

15	The Company considered the uncertainties relating to the COVID-19 pandemic and military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

16	The unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 28 July 2022.

17	The figures of the quarter ended 31 March 2022 are the balancing number between audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the relevant financial year, which are subject to limited review.

18	The results for the quarter ended 30 June 2022 were subject to a “Limited Review” by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board

For Dr. Reddy’s Laboratories Limited

G V Prasad

Co-Chairman & Managing Director

Place: Hyderabad

Date: 28 July 2022